Autonomous City of Buenos Aires, April 17, 2026

To the
Comisión Nacional de Valores / (Argentine Securities Commission)

Ref.: Relevant Information

Dear Sirs,
We are writing to you, in order to inform that, in compliance with the provisions set forth by said Commission in relation to the Ordinary Shareholders’ Meeting to be held on April 28th, 2026, on April 17th, 2026, we received a note issued by the agency in charge of administrating shareholder FGS-ANSES notifying its desire to exercise the right to vote cumulatively on item 8° of the agenda.
Additionally, we inform that the shareholder FGS- ANSES has informed that they planned to assist to the Ordinary and Extraordinary Shareholder´s Meeting with the amount of 360,987,025 Class B ordinary shares entitled to 1 vote per share.

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.